Exhibit 99.4

PRESS RELEASE

Capital increase reserved for employees
of TotalEnergies in 2025

Paris, June 10, 2025 – In accordance with its policy in favour of employee shareholding, the Board of Directors of TotalEnergies SE decided, on October 30, 2024, to carry out a capital increase reserved for eligible employees and former employees of TotalEnergies SE and its French and foreign subsidiaries in which the Company holds directly or indirectly more than 50% (in terms of capital or voting rights), that are members of the PEG-A Group savings plan, in France and abroad, under the conditions set by the twenty-second resolution at the Shareholders’ Meeting of May 24, 2024.

On April 29, 2025, the Chairman and CEO set (i) the subscription period from May 2 to May 15, 2025 (included) and (ii) the subscription price at 42.50 euros per share, corresponding to the average of the closing prices of the TotalEnergies share on Euronext over the twenty trading sessions preceding the date of this decision, reduced by a 20% discount and rounded off to the highest tenth of a euro.

At the end of this period, 62,796 employees in 97 countries, representing 53% of the eligible employees and former employees, subscribed to this capital increase for an amount of 449.3 million euros. The 2025 results are close to those of 2024, a record year, and significantly higher than in previous years, both in terms of participation and amounts subscribed.

“Employee share ownership is the best way to associate employees with the economic performance of the company, strengthen their sense of belonging and align the interests of employees and shareholders. Employees responded this year again massively to the capital increase reserved for them, and increasingly so, investing nearly 450 million euros, an amount close to last year’s record of 480 million euros, and around 100 million more than the amounts of 2021, 2022, and 2023. These figures reflect an increase of 10,000 subscribers since 2024, when all employees received 100 shares to celebrate the 100th anniversary of the Company. It demonstrates that our employees have a strong and lasting confidence in their company and its strategy. This strong momentum has once again enabled TotalEnergies to confirm its position as the number one in employee shareholding in Europe in terms of capitalization held, and it was awarded with the ‘Grand Prix’ from the French Federation of Employee Shareholding”, declared Patrick Pouyanné, Chairman and CEO of TotalEnergies.

As a result, 11,149,053 new shares are being issued on June 10, 2025. They will carry immediate dividend rights and will be fully assimilated with TotalEnergies shares already listed on Euronext.

Following this issuance, the employee shareholders in TotalEnergies SE’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, is estimated at 8.8% of the Company’s share capital as of June 10, 2025.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).